UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34155

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank Employees’ Savings & Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN -
CLARKSVILLE, INDIANA

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

YEARS ENDED
DECEMBER 31, 2014 AND 2013

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

CONTENTS

 Page

Report of Independent Registered Public Accounting Firm....................................................................................................................................                                    3

FINANCIAL STATEMENTS:
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS........................................................................................................................                                     4
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..............................................................................................                                     5
  NOTES TO FINANCIAL STATEMENTS.................................................................................................................................................................                               6-12

SUPPLEMENTAL SCHEDULE*:
  SCHEDULE OF ASSETS (HELD AT END OF YEAR)............................................................................................................................................                                    13

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

MONROE SHINE
Knowledge for Today . . . Vision for Tomorrow
222 East Market Street, P.O. Box 1407, New Albany, Indiana 47150 * Phone: 812.945.2311 * Fax: 812.945.2603

Report of Independent Registered Public Accounting Firm

To the Compensation Committee of the
First Savings Bank Employees' Savings & Profit Sharing Plan
Clarksville, Indiana

We have audited the accompanying statements of net assets available for benefits of the First Savings Bank Employees' Savings & Profit Sharing Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Savings Bank Employees' Savings & Profit Sharing Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Monroe Shine
New Albany, Indiana
June 23, 2015

MONROE SHINE & CO., INC. ♦ CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013

Investments, at fair value:
First Savings Financial Group, Inc. unitized common stock fund	$ 3,842,867	$ 3,291,894
Mutual funds	5,352,269	4,602,714
Common/collective funds	378,624	166,824

Total Assets	9,573,760	8,061,432

Net Assets Available for Benefits	$ 9,573,760	$ 8,061,432

See notes to financial statements.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

Additions to net assets attributed to:
Investment income:
Interest on short-term investment funds	$ 16	$ 680
Dividends on mutual funds	142,173	71,028
Dividends on common stock	60,765	53,185
Net appreciation in fair value of investments	666,552	1,030,035
	869,506	1,154,928

Contributions:
Employer	363,168	341,699
Participant	539,385	496,530
Participant rollovers	23,495	4,099
	926,048	842,328

Total additions	1,795,554	1,997,256

Deductions from net assets attributed to:
Benefits paid to participants	240,086	340,026
Administrative expenses	43,140	35,137
Total deductions	283,226	375,163

Net Increase	1,512,328	1,622,093

Net assets available for benefits:
Beginning of year	8,061,432	6,439,339

End of Year	$ 9,573,760	$ 8,061,432

See notes to financial statements.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

(1)           DESCRIPTION OF PLAN

The following description of the First Savings Bank Employees' Savings & Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, established by First Savings Bank (Bank), a wholly-owned subsidiary of First Savings Financial Group, Inc. (Company), covering substantially all employees of the Bank who have completed one year of service (minimum of 1,000 hours) and are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make pre-tax and after-tax Roth elective salary deferrals up to 100% of eligible compensation, as defined in the plan document, subject to limitations imposed by Internal Revenue Code (IRC) regulations.  Eligible participants are also permitted to make special pre-tax catch-up contributions in accordance with IRC regulations and contributions representing distributions from other qualified defined benefit or contribution plans.  The Company made safe harbor matching contributions equal to 100% of the first 5% of eligible compensation that each participant contributed to the Plan for the years ended December 31, 2014 and 2013.  Company contributions may also include additional discretionary employer profit sharing contributions as determined annually by the Compensation Committee.  No discretionary employer profit sharing contributions were made for 2014 or 2013.

Participant Accounts

Each participant's account is credited with participant salary deferrals, Company contributions and an allocation of plan earnings, and charged with an allocation of plan losses and applicable administrative expenses.  Allocations are based on participant compensation, account balances or specific participant transactions, as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants direct the investment of their salary deferral contributions and the Company’s contributions into various investment options offered by the Plan.  Participants may change their investment elections at any time.

Vesting

Participants are immediately 100% vested in their salary deferral contributions and all Company contributions, plus actual earnings thereon.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, participants may receive a lump sum or partial lump sum distribution in an amount up to the value of their vested account balance.  Separated participants with vested account balances exceeding $1,000 may elect to defer benefits until reaching normal retirement age.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2014 AND 2013

(2)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan reports its interests in fully benefit-responsive investment contracts at fair value in the statements of net assets available for benefits.  In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statements of net assets available for benefits. Management has determined that the estimated fair value of the Plan's investment contract approximates its contract value.  Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets at fair value and net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  See Note 8 for additional discussion of fair value measurements.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recorded on the accrual basis.  Capital gain distributions are included in dividend income on mutual funds.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of the return for these investments.

Administrative Expenses

Some administrative expenses are paid by the Bank and some are paid by the Plan.  Those that were paid by the Plan are reflected in the accompanying financial statements.

Employees of the Bank perform certain administrative functions for the Plan.  Neither the Bank nor its employees receive compensation from the Plan.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2014 AND 2013

(2 – continued)

Payment of Benefits

Benefits are recorded when paid.

(3)	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013.
                                                2014                          2013

First Savings Financial Group unitized common stock fund
   149,806 and 148,283 units in
   unitized common stock fund, respectively                                                                                                       $  3,842,867                 $ 3,291,894

American Funds American Balanced Fund
   20,261 and 15,637 shares in mutual fund, respectively                                                                                          501,655                       381,866*

Loomis Sayles Ltd Term Gov’t & Agency Fund
   45,465 and 47,709 shares in mutual fund, respectively                                                                                        528,761                       556,760

Vanguard Target Retirement 2025 Fund
   56,203 and 51,360 shares in mutual fund, respectively                                                                                        929,039                        808,922

Vanguard Target Retirement 2045 Fund
   42,739 and 37,458 shares in mutual fund, respectively                                                                                        797,088                         665,255

*	Balance was less than 5% of the Plan’s net assets as of the balance sheet date, but is presented for illustrative purposes.

During 2014 and 2013, the Plan’s investments appreciated in value as follows, including gains and losses on investments bought and sold, as well as held during the year:

2014                         2013

   Unitized common stock fund                                                                       $    469,039                   $   455,907
   Mutual funds                                                                                                       190,471                        376,477
   Common/collective funds                                                                                      7,042                        197,651
   $     666,552                  $ 1,030,035

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2014 AND 2013

(4)           RELATED PARTY TRANSACTIONS

The Plan invests in shares of Company common stock through the unitized common stock fund, and the Bank is the plan sponsor as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

At December 31, 2014 and 2013, the Plan held 139,711 and 137,577 shares of Company common stock through the unitized common stock fund, respectively.  The Plan received $60,765 and $53,185 in dividends on Company common stock for the year ended December 31, 2014 and 2013, respectively.  During 2014 and 2013, the Plan purchased 4,997 and 10,571 shares of Company common stock in the open market through the unitized stock fund having a value of $121,245 and $230,363, respectively.  During 2014 and 2013 the Plan sold 2,863 and 5,658 shares of Company common stock in the open market through the unitized common stock fund for total proceeds of $66,501 and $128,277, respectively.

At December 31, 2014 and 2013, investments in the First Savings Financial Group, Inc. unitized common stock fund totaled 40.1% and 40.8%, respectively, of the Plan’s investments.

(5)           PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contribution accounts.

(6)           INCOME TAX STATUS

The Plan is based on a non-standardized prototype plan which has received a favorable opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, that the prototype plan is designed in accordance with applicable sections of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The plan administrator has not separately applied for a determination letter from the IRS.

The Plan has implemented the accounting guidance for uncertainty in income taxes under the provisions of Financial Account Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes.  Under that guidance, tax positions are recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities.  As of December 31, 2014, the Plan has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.  The Plan is not currently being examined and the Plan's management believes its tax-exempt status would be upheld under examination.  Plan management believes the Plan is no longer subject to income tax examination for years prior to 2011.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2014 AND 2013

(7)           RISKS AND UNCERTAINTIES

The Plan invests in mutual funds, common stock, short-term investment funds and various common/collective funds.  The investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with the investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Participants should refer to the Company’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10-K and Form 10-Q) regarding risks associated with Company stock.

(8)           FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows.

Level 1:	Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observed for the asset or liability; or inputs that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2014 AND 2013

(8 – continued)

The following table presents the balances of the Plan's investments within the fair value hierarchy measured at fair value as of December 31, 2014 and 2013:

	Level 1	Level 2	Level 3	Total

December 31, 2014:
Unitized common stock fund	$ 3,842,867	$ -	$ -	$ 3,842,867
Common/collective funds:
Fixed income funds	-	378,624	-	378,624

Mutual funds:
Bond funds	254,735	-	-	254,735
Asset allocation funds	1,025,716	-	-	1,025,716
Equity funds	1,012,810	-	-	1,012,810
Target retirement funds	2,530,246	-	-	2,530,246
Short term investment funds	528,762	-	-	528,762
Total mutual funds	5,352,269	-	-	5,352,269

Total investments	$ 9,195,136	$ 378,624	$ -	$ 9,573,760

December 31, 2013:
Unitized common stock fund	$ 3,291,894	$ -	$ -	$ 3,291,894
Common/collective funds:
Fixed income funds	-	166,824	-	166,824

Mutual funds:
Bond funds	210,740	-	-	210,740
Asset allocation funds	860,682	-	-	860,682
Equity funds	884,814	-	-	884,814
Target retirement funds	2,089,718	-	-	2,089,718
Short term investment funds	556,760	-	-	556,760
Total mutual funds	4,602,714	-	-	4,602,714

Total investments	$ 7,894,608	$ 166,824	$ -	$ 8,061,432

Fair value is based upon quoted market prices, where available (Level 1).  If quoted market prices are not available, fair value is obtained from third parties that primarily use, as inputs, observable market-based parameters or a matrix pricing model (Level 2).  Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2014 AND 2013

(8 – continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the valuation techniques and related inputs used for assets measured at fair value at ended December 31, 2014 and 2013.

Unitized Common Stock Fund

The First Savings Financial Group, Inc. unitized common stock fund includes shares of Company common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions.  The unitized common stock fund’s holdings consisted of the following at December 31, 2014 and 2013:

                          2014                             2013

   Shares of Company common stock                                                                                             139,711                        137,577
   Quoted market price at December 31                                                                                           $ 26.25                          $ 22,85

   Fair value of Company common stock                                                                                  $ 3,667,414                  $ 3,143,634
   Cash, cash equivalents and receivables                                                                                     175,453                        148,260

      Unitized common stock fund fair market value                                                                  $ 3,842,867                 $ 3,291,894

Common/Collective Funds

Investments in common/collective funds are valued at the fair value of the assets underlying the funds.

Mutual Funds

Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The fair value methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (EIN): 35-0309764, PLAN NUMBER (PN): 002
DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower,	(c) Description of investment including	(e) Current
	lessor or similar party	maturity date, rate of interest,	value
		collateral, par or maturity value

*	First Savings Financial Group common stock	Unitized common stock fund	$ 3,842,867
	State Street Daily EAFE Index	Common/collective fund	1
	MetLife Stable Value	Common/collective fund	378,623
	Loomis Sayles Ltd Term Gov't & Agency	Mutual fund	528,761
	American Funds American Balanced	Mutual fund	501,655
	Black Rock Equity Dividend	Mutual fund	123,475
	Eagle Small Cap Growth	Mutual fund	3,423
	American Funds EuroPacific Growth	Mutual fund	342,797
	Federated High Yield Bond	Mutual fund	165
	Franklin Utilities	Mutual fund	20,681
	Ivy Mid Cap Growth	Mutual fund	4,624
	Ivy Science & Technology	Mutual fund	177,304
	JP Morgan Large Cap Growth	Mutual fund	180,025
	MFS Global Equity	Mutual fund	10,657
	Oppenheimer Developing Markets	Mutual fund	9,660
	Ridgeworth Mid Cap Value Equity	Mutual fund	4,699
	Templeton Global Bond	Mutual fund	1,783
	PIMCO Total Return	Mutual fund	6,019
	PIMCO Real Return	Mutual fund	10,772
	Victory Small Company Opportunity	Mutual fund	2,543
	Vanguard REIT Index	Mutual fund	57,649
	Vanguard Intermediate Term Bond Index	Mutual fund	252,787
	Vanguard Target Retirement Income	Mutual fund	14,320
	Vanguard Target Retirement 2015	Mutual fund	143,442
	Vanguard Target Retirement 2020	Mutual fund	142,579
	Vanguard Target Retirement 2025	Mutual fund	929,039
	Vanguard Target Retirement 2030	Mutual fund	86,871
	Vanguard Target Retirement 2035	Mutual fund	290,906
	Vanguard Target Retirement 2040	Mutual fund	78,670
	Vanguard Target Retirement 2045	Mutual fund	797,088
	Vanguard Target Retirement 2050	Mutual fund	32,296
	Vanguard Target Retirement 2055	Mutual fund	13,754
	Vanguard Target Retirement 2060	Mutual fund	1,281
	Vanguard Small Cap Index	Mutual fund	152,450
	Vanguard Mid Cap Index	Mutual fund	269,714
	Vanguard 500 Index	Mutual fund	160,380

	* Denotes party-in-interest		$ 9,573,760

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Date: June 23, 2015	By:	/s/ John P. Lawson, Jr.
John P. Lawson, Jr.
Plan Administrator